SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
Publicly Held Company - Authorized Capital - CNPJ/MF no. 00.108.786/0001 -65
Rua Verbo Divino, no. 1.356, 1o. andar
São Paulo - SP

ISIN:BRNETCDBS032
Standard & Poor’s: brBBB+

ANNOUNCEMENT OF BEGINNING OF PUBLIC DISTRIBUTION OF THE 5TH DEBENTURES ISSUE

NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Issuer”), BANCO ITAÚ BBA S.A. (“Lead Coordinator”), UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., BANCO BRADESCO S.A., BANCO SANTANDER BRASIL S.A. and HSBC BANK BRASIL S.A. - BANCO MÚLTIPLO (jointly the “Coordinators”) and BANCO ABC BRASIL S.A. (“Contracted coordinator”) hereby announce the public distribution by the Issuer of 65,000 (sixty-five thousand) ordinary non-convertible unsecured subordinated registered book entry debentures (“Issue”), at the unit face value of R$ 10,000.00 ( ten thousand Brazilian reais) (“Debentures”), comprising on the date of issue, August 15, 2005, the total amount of R$ 650,000,000.00

DETAILS OF THE OFFER

1. FILING AND PUBLICATION OF CORPORATE MINUTES RELATING TO THE 5th ISSUE

The Issue was approved by the Issuer's Board Meetings (local acronym “RCAs”) held on September 2, 2005, and on September 9, 2005. The first minute was duly filed in the Commercial Registry of the State of São Paulo (local acronym “JUCESP”) under number 249.206/05 -5 on September 6, 2005, and published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and in the national edition of the newspaper Valor Econômico on September 8, 2005. The second minute will be filed in JUCESP and published in the Diário Oficial do Estado de São Paulo and in the national edition of the newspaper Valor Econômico.

2. INSCRIPTION OF DEED OF ISSUE

The Issue is regulated by “Private Deed of the 5th Public Issue of Ordinary non-convertible unsecured subordinated Debentures of NET SERVIÇOS DE COMUNICAÇÃO S.A.” (“Deed of Issue”), and the Amendment to the Deed of Issue (“Amendment”) signed by the Issuer and Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A. (“Trustee”), on September 2 and September 9, 2005, respectively. The Deed of Issue was duly registered with JUCESP) under no. ED 000154-5/000 on September 6, 2005. The Amendment will be duly registered with JUCESP.

3. CHARACTERISTICS OF THE DEBENTURES

3.1. Face Value: The unit face value of the Debentures will be R$ 10,000.00 (ten thousand reais), on the Date of Issue (“Face Value”).

3.2. Series Number

3.2.1. The Issue will be made in one single series.
3.2.2. Remuneration for Debentures of this Issue, under the terms of item 3.11, was decided through the bookbuilding procedure conducted by the Lead Coordinator and the Coordinators to gauge investor demand for the Debentures at different levels of interest rates.

3.3. Quantity of Debentures: 65,000 (sixty-five thousand) Debentures will be issued in the total amount of R$ 650,000,000.00 (six hundred and fifty million reais) on the Date of Issue.

3.4. Date of Issue, Tenor and Maturity
3.4.1. For all legal purposes and effects, the date of issue of the Debentures is August 15, 2005 (“Date of Issue”).
3.4.2. The tenor of the Debentures is 6 (six) years as of the Date of Issue, therefore they mature on August 15, 2011 (“Date of Maturity”). On the Date of Maturity, the Issuer shall proceed to full payment in one single installment of the Debentures still in circulation, at the balance of the Unit Face Value plus Remuneration owed (as defined in item 3.10), calculated pro rata temporis as of the last Date of Payment of Remuneration, inclusive, as defined in item 3.11 below, until the date of making the payment in question, exclusive.

3.5. Type, Convertibility and Form: The Debentures will be ordinary, non convertible to shares and in the registered book entry form.

3.6. Type: The Debentures will be subordinated and unsecured.

3.7. Registration for Placement and Trading: The Debentures will be (a) placed in the primary market through the Securities Distribution System (local acronym “SDT”), administered by the National Association of Financial Market Institutions (local acronym “ANDIMA”) and operationalized by CETIP - Custody and Settlement Chamber (“CETIP”)and (b) registered for trading in the secondary market, (i) in the National Debentures System – local acronym SND (“SND”), administered by ANDIMA, with trades settled at CETIP; and (ii) in the BOVESPA FIX Trading System of the São Paulo Stock Exchange (“BOVESPA FIX”), in which case trades will be settled and Debentures kept in the custody of the Brazilian Clearing and Depository Corporation – local acronym CBLC (“CBLC”), in accordance with its rules and procedures.

3.8. Placement and Distribution Procedure
3.8.1. The Debentures shall be for public distribution, under firm commitment to placement, with inter mediation of the financial institutions comprising the equities distribution system in accordance with the distribution plan for the Debentures organized by the Lead Coordinator and Coordinators under the terms of the Distribution Agreement. There shall be no reserves in advance, nor minimum or maximum lots set.
3.8.2. The placement period for the Debentures will be 3 (three) business days as of the date of publication of this Opening Announcement (“Placement Period”).
3.8.3. The end of the distribution of the Debentures and its result will be announced by publishing a closing announcement in the national edition of the newspaper Valor Econômico.

3.9. Debentures Certificate: Certificates for the Debentures will not be issued. For all purposes and effects, ownership of the Debentures will be proven by the statement issued by the Lead Bank and Underwriter. Furthermore, ownership of the Debentures may be shown by the “Position of Assets Report”, issued by the SND together with a statement in the name of the Debenture holder, issued by the financial institution responsible for the custody of these securities when deposited with CETIP. For Debentures deposited with the CBLC, the latter will issue a statement of custody in the name of the Debenture holder, which will also be recognized as proof of ownership of the Debentures.

3.10. Adjustment and Remuneration of the Debentures
3.10.1. Adjustment: The Unit Face Value will not be updated.
3.10.2. As of the Date of Issue, the Debentures shall be entitled to the following remuneration (“Remuneration”):
3.10.3. Remunerative Interest: The Debentures will yield interest corresponding to 100% (one hundred percent) of the accumulated variation in the average rate on one day Interbank Deposits (over extra group), as calculated and published by the CETIP (DI Rates), plus a spread of 1.50% (one point five percent) per year, based on 252 (two hundred and fifty two) business days, as determined through the book building procedure, to be paid on the Unit Face Value, as of the Date of Issue or the last Date of Payment of Remuneration, whichever is applicable, and paid at the end of each Capitalization Period as defined in the Deed of Issue.

3.11. Payment of Remuneration: Payment of remuneration for the Debentures will be made every six months as of the Date of Issue, on the 15th of the month or the first business day subsequent to it in the months of August and February each year, and the last payment will be in August 2011.

3.12. Scheduled Amortization: Debentures scheduled amortization so that the Unit Face Value of the Debentures will be amortized on the following dates: August 15, 2008, August 15, 2009, August 15, 2010 and August 15, 2011, and the Issuer promises to settle all financial obligations owed the holders of the Debentures arising from the Deed of Issue together with the last portion of the scheduled amortization. The value of each of the amortization portions will be equivalent to 25% (twenty-five percent) of the Unit Face Value.

3.13. Renegotiation: The Debentures of this Issue shall not be subject to scheduled renegotiation.

3.14. Extraordinary Amortization and Early Redemption
3.14.1. The Issuer may extraordinarily amortize the Debentures in circulation at any time by publishing a “Notice to Debenture holders”, at least 15 (fifteen) business days in advance of the date for payment of the amortization.
3.14.2. The extraordinary amortization may be total or partial, on the Unit Face Value, plus (i) Remuneration owed calculated pro rata temporis as of the Date of Issue or the last Date of Payment of Remuneration, whichever is applicable, inclusive, until the date of amortization, exclusive; and (ii) the percentage premium determined in accordance with the formula below, calculated on the value of said amortization (“Premium”):

Premium (%) = P x (DD / TDC), where:

P =0.60%
DD = is the number of consecutive days until the Date of Maturity, inclusive, as of the date stipulated for the extraordinary amortization.
TDC = 2,191 (two thousand, one hundred and ninety-one) which is the total number of days from the Date of Issue to the Date of Maturity.

3.14.3. The amount of any extraordinary partial amortization will proportionately reduce all portions of amortization falling due subsequently.
3.14.4. The Debentures of this Issue will not be subject to early redemption for the Issuer, except in specific cases stipulated in the Deed of Issue.

3.15. Facultative Acquisition: The Issuer may at any time acquire Debentures in the market at a price no greater than their Face Value plus Remuneration, calculated pro rata temporis, pursuant to the Corporation Law, Article 55, Paragraph 2. Debentures thus acquired may be canceled and remain in the treasury of the Issuer, or be again placed in the market.

3.16. Early Maturity
3.16.1. In accordance with items 3.16.2, (a) and (b) below, the Trustee must declare due in advance all obligations relating to the Debentures and claim immediate payment by the Issuer of the debit balance of the Unit Face Value of the Debentures plus Remuneration, owed as of date of the Issue, or as of the last Date of Payment of Remuneration, whichever is applicable, dates inclusive, until the date of actual payment, dates exclusive, calculated pro rata temporis, and other charges due regardless of notice, interpellation or judicial or extrajudicial notification, on the occurrence of any of the following events ("Default Event"): (a) an application for judicial recovery or submission to creditors of application to negotiate an extrajudicial recovery plan, as defined in both cases by Law no. 11.101 of February 09, 2005, formulated by the Issuer, or by any of its directly or indirectly controlled subsidiaries; (b) extinction, liquidation, dissolution, insolvency, filing for insolvency, bankruptcy request not avoided within the legal period or announcement of bankruptcy of the Issuer, or of any of its directly or indirectly controlled subsidiaries, except cases of acquisition, merger, extinction, liquidation or dissolution of these directly or indirectly controlled subsidiaries of the Issuer made for corporate restructuring purposes, in which the remaining goods and assets are held by the Issuer or its directly or indirectly controlled subsidiaries; (c) the Issuer not paying the principal and/or Remuneration for the Debentures on the respective due dates, not remedied in the period of 2 (two) business days as of the due dates; (d) the Issuer's failing to fulfill any relevant non-financial obligation related to the Issue assumed in the Deed of Issue, unless such failure to fulfill be remedied within 20 (twenty) business days of the date of Issuer receiving notification to be sent obligatorily by the Trustee; (e) alteration of the shareholding control of the Issuer that does not result in Globo Comunicações e Participações S.A. and/or its Affiliates; or Teléfonos de México, S.A. de C.V. and/or its Affiliates; or both, as controllers (direct or indirectly) of the Issuer; (f) termination, extinction or transfer of the license of the Issuer or of any of its subsidiaries to exploit cable television services, if it has an adverse and relevant effect on the financial condition and earnings of the Issuer, represented by a reduction of 10% (ten percent) or more in the consolidated revenue of the Issuer in the last 12 (twelve) months; (g) declaration of early maturity of any debt and/or obligation of the Issuer or of any of its subsidiaries in individual or global amounts exceeding the equivalent of R$ 50,000,000.00 (fifty million reais), this amount to be adjusted on the Date of Issue through the declaration of maturity of the respective debt and/or obligation using the General Index of Market Prices (local acronym "IGP-M"), as of August 15, 2008, or, if it is not possible to use this index, using the index that best takes its place; (h) legitimate protest of securities against the Issuer, even if it is in the condition of guarantor, or any of its subsidiaries, in which the individual or global amount exceeds the equivalent of R$ 50,000,000.00 (fifty million reais), this amount to be adjusted on the Date of Issue through the respective protest, using the IGP-M index as of August 15, 2008, or, if it is not possible to use this index, using the index that best takes its place, unless (i) within 5 (five) business days, the Issuer has shown that the protest was made by mistake or malicious intent of a third party, (ii) it is canceled, (iii) it is paid, or (iv) its enforceability is suspended by judicial decision; (i) final judicial verdict or definitive arbitration of a condemnatory nature against the Issuer or any of its subsidiaries in which the total amount exceeds R$ 50,000,000.00 (fifty million reais), this amount to be adjusted on the Date of Issue through the date of the respective court sentence or arbitration using the IGP-M index as of August 15, 2008, or, if it is not possible to use this index, using the index that best takes its place unless the Issuer can show payment was made to the Trustee within 30 (thirty) business days as of said payment of the total amount in question, within the periods and terms as ruled by said final judicial verdict or definitive arbitration decision; (j) proof of falsehood, insufficiency, incorrectness or inconsistency of any statement made by the Issuer in the Deed of Issue or of any information contained in the Definitive Prospectus related directly to the activities of the Issuer, if it adversely and substantially affects the ability of the Issuer to fulfill the obligations assumed in the terms of the Deed of Issue; (k) split, merger or acquisition of the Issuer by other company, unless (a) the company taken over is an Affiliate of the Issuer; or (b) in the terms of Article 231 of the Corporation Law, (i) an alteration to the articles of incorporation is approved by Debenture holders representing the majority of the Debentures in Circulation or (ii) if the right to redemption is guaranteed for 6 (six) months to Debenture holders not agreeing with said split, merger or acquisition; (l) reduction of capital of the Issuer and/or repurchase by the Issuer of its own stock for cancellation, unless this reduction of capital of the Issuer and/or repurchase by the Issuer of its own stock for cancellation is authorized previously by the Debenture holders in the terms of Paragraph 3 of Article 174 of the Corporation Law; (m) resolution or distribution of dividends, interests on own capital or any other share in profit stipulated in the articles of incorporation of the Issuer, if it is in arrears with the financial obligations stipulated in this Deed, except for payment of the obligatory minimum dividend stipulated in Article 202 of the Corporation Law; (n) transfer or any form of assignment or promise of assignment to third parties of all or a substantial part of the assets of the Issuer that may adversely and substantially affect the financial condition and earnings of the Issuer, represented by a reduction of 10% (ten percent) or more in the consolidated revenue of the Issuer in the last 12 (twelve) months prior to the respective transfer, assignment or promise of assignment; (o) not maintaining, until the Maturity of the Debentures, and as long as there are Debentures in circulation, of the following indexes and limits, which will be determined on the last day of every quarter, taking as baseline period the last 12 (twelve) months prior to the date of determining. Despite the content of the previous sentence, for calculation of index (ii) below, on the dates of September 30, 2005 and December 31, 2005, the Issuer will use the annualized financial expense based on the periods March 31, 2005 to September 30, 2005 and March 31, 2005 to December 31, 2005, respectively; (i) the index obtained by dividing Net Consolidated Debt by EBITDA (as defined below) should not be less than 2.5. (ii) the index obtained by dividing EBITDA (as defined below) by Net Consolidated Interest Expenses (as defined below) must be equal to or greater than 1.5.

Where:

"Net Consolidated Debt" means the sum, on a certain date, of the debts of loans, financing, debentures, or debt guarantees for third parties that have been agreed by the Issuer, that are adjusted using an index or interest rate. In the Standardized Financial Statements of the Issuer, it corresponds to the loans, financing and debentures of Short-Term Liability and Long-Term Liability, less cash and near cash (cash, banks, immediately liquid investments or short term investments and securities and equities), as in the consolidated financial statements of the Issuer.

"EBITDA" is net operational profit (loss) for a certain period plus income tax expenses and social security contributions, equity in subsidiaries or affiliate companies, net financial expenses (revenues), net non operating expenses (revenues), the minority shareholders' holding and net depreciation and amortization expenses as shown in the Issuer's consolidated financial statements.

“Company” means any individual, corporation, company, limited liability company, voluntary association, joint venture, trust, autarchy, organization without legal personality or government (or any agency, section or political subdivision of the latter) or other entity of any nature.

"Net Consolidated Interest Expense" in relation to a given period, means the sum, without duplication, of: (a) the Issuer's interest expenses, accumulated and paid or payable in money in the period, as determined on a consolidated basis, in accordance with the generally accepted accounting practices in Brazil, less (b) revenue originating from the Issuer's interests, accumulated and received or receivable in money during the period, taken on a consolidated basis, in accordance with generally accepted accounting practices in Brazil.

"Affiliate" means any Company that directly or indirectly controls or is controlled by, or is under shared control, directly or indirectly, in relation to the company in question, and this definition of Affiliate, depending on the case, is also applicable to other terms of the Deed of Issue.

"Control" means the power to manage the business of a company directly or indirectly, by owning shares or voting right, through right contractually assured right or through any other means.

3.16.2. The occurrence of any of the events referred to in sub items (a), (b), (c), (f) above will lead to automatic early maturity of the Debentures, regardless of any consultation made to Debenture holders, notice or notification, judicial or extrajudicial. (a) in the occurrence of any of the other events indicated in the above section, the Trustee must, within 48 (forty-eight) hours of the date on which it becomes aware of the occurrence of any of said events, call a General Meeting of Debenture Holders to take resolutions on the statement of early maturity of the Debentures, in accordance with the procedure for calling meetings stipulated in the Deed of Issue and the specific quorum determined in the item below. The General Meeting of Debenture Holders referred to herein must be held within 15 (fifteen) days as of the publication date of the Announcement relating to the first call to meeting, or within 8 (eight) days as of the publication date of the Announcement relating to the second call, if applicable, and, in the case of a second call, the corresponding Announcement must be published on the first business day immediately subsequent to the date indicated for holding the General Meeting of Debenture Holders in the terms of the first call to meeting. (b) the General Meeting of Debenture Holders referred to in the previous item (a) may, on a resolution of at least 2/3 (two thirds) of the Debentures in Circulation, decide that the Trustee will not declare early maturity of the Debentures.

3.16.3. If the General Meeting of Debenture Holders does not take place, as stipulated in item (b) above, within 30 days as of the call to meeting, or if there is no call to meeting or there is no resolution taken on the date originally set for this, unless this is due to suspension of the General Meeting of Debenture Holders, in any case arising from act or fact not imputable to the Trustee, the latter should declare in advance that all the current obligations of the Debentures are due and demand that the Issuer immediately pay the remaining Unit Face Value, plus Remuneration owed from the date of Issue, or the last Date from Payment of Remuneration, whichever is applicable, date inclusive, until the date of actual payment, date exclusive, calculated pro rata temporis, and charges.

3.16.4. For the purposes of items "a" and "b" of item 3.16.1 above, bankruptcy order, judicial recovery or submission to the creditors of a request to negotiate an extrajudicial recovery plan, any similar extrajudicial or judicial procedure stipulated in any legislation that may replace or supplement the current legislation applicable to bankruptcies, judicial or extrajudicial recovery, as defined in both cases in Law no. 11.101 of February 9, 2005, will be considered.

3.17. Payment in the Event of Early Maturity
3.17.1. In the event of the early maturity of the Debentures, in the terms of item 3.16 above, the Issuer assumes an obligation to make payment of the remaining Unit Face Value plus Remuneration, calculated pro rata temporis from the date of Issue or the last Date of Payment of Remuneration, whichever is applicable, until the date of actual payment, and any other values owed by the Issuer to Debenture Holders under the terms of this Deed of Issue, within 5 (five) business days as of notification in this respect being sent by the Trustee to the Issuer by registered letter at address stated in Clause IX of the Deed of Issue, and if it fails to do so will also be subject to paying late charges as stipulated in item 3.20.

3.18. Place of Payment: The payments due on Debentures will be made using, depending on the case: (a) (i) the procedures adopted by CETIP for Debentures registered in the SND; (ii) the procedures adopted by CBLC, for Debentures registered on BOVESPA FIX or (b) in the case of Debenture holders not associated with these systems through the Lead Bank and Underwriter, by deposit in current accounts indicated by the Debenture Holders.

3.19. Extension of Periods: The periods for payment of any obligation stipulated in or arising from this Deed of Issue will be automatically extended until the first subsequent business day, without additional interest or any other late charge on the amounts to be paid, when the payment date coincides with a national holiday, Saturday or Sunday, or bank holiday in the City of São Paulo.

3.20. Late charges: If the Issuer is not punctual in payment of any amount due the Debenture Holders, the debits in delay will be subject to a late charge of 2% (two percent) and late interest of 1% (one percent) per month, both calculated on the amounts in arrears as of the date of default to the date of actual payment, irrespective of notice, notification or judicial or extrajudicial order.

3.21. Loss of Right to Additional Amounts: If a Debenture Holder fails to attend to receive the amount corresponding to any of the financial obligations owed by the Issuer on the dates stipulated in this Deed of Issue or an official report published by the Issuer, this will not entitle the Holder to Remuneration and/or late charges for the period of delay in receiving such amounts, bit shall be assured the rights accrued until the date of the respective maturity.

3.22. Publicity: All actions and decisions that may in any way involve the Debenture Holders interests will be carried in the form of notices in the national edition of the newspaper Valor Econômico.

3.23. Target of the Offer: The Debentures of the Issue will be directed to individuals and corporate and institutional investors as stipulated in CVM Instruction no. 409 of August 18, 2004, such as financial institutions, open and closed supplementary pension entities, insurance companies and other fund managers.

3.24. Risk Rating: The Issuer hired Rating Standard & Poor's to compile the risk rating of the Debentures. On August 19, Standard & Poor's rated the Debentures risk as brBBB+. For more details, see the risk rating attached to the Definitive Prospectus. Under the terms of the Deed of Issue, the Issuer promises to submit the Issue annually to revision and evaluation by the risk rating agency throughout the period of validity of the Debentures, and to publish or allow the risk rating agency to publish a report with the respective risk rating of the Debentures.

3.25. Declaration of Inappropriateness of Investment: The Debentures of the Issue are not appropriate to investors that (a) need liquidity, in view of the possibility of low liquidity of the Debentures in the secondary market; and/or (b) are not willing to run the credit risk of a private sector company.

4. PLACES WHERE THE DEBENTURES MAY BE ACQUIRED

Those interested in acquiring Debentures may contact the Lead Coordinator, the Coordinators or the Contracted Coordinator at the addresses shown, at which they may also obtain a copy of the Definitive Prospectus:

• Lead Coordinator

BANCO ITAÚ BBA S.A.
Avenida Brigadeiro Faria Lima, 3.400, 4o. andar, São Paulo, SP
FAO: Pedro Bianchi/Gustavo Bellon
Tel.: (11) 3708-8162/8175 - Fax: (11) 3708-8107
E-mail: pgbianchi@itaubba.com.br/gtbellon@itaubba.com.br
URL: www.itaubba.com.br

• Coordinators

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

Avenida Eusébio Matoso, 891, 19o. andar, São Paulo, SP
FAO: Rogério Freire
Tel.: (11) 3097-4032 - Fax: (11) 3813-2675
E-mail: rogerio.freire@unibanco.com.br
URL: www.unibanco.com.br/prospectos

BANCO BRADESCO S.A.

Avenida Paulista, 1.450, 3o. andar, São Paulo, SP
Capital Market Department
FAO: Rodrigo Marconi/Priscilla Souza
Tel.: (11) 2178-4800 - Fax: (11) 2178-4808
E-mail: 4013.margoni@bradesco.com.br/4013.priscilla@bradesco.com.br
URL: www.shopinvest.com.br

BANCO SANTANDER BRASIL S.A.

Rua Amador Bueno, 474, 3o. andar, Bloco C, São Paulo, SP
FAO: Ricardo Leoni
Tel.: (11) 5538-6792 - Fax: (11) 5538-8252
E-mail: ricardoc@santander.com.br
URL: www.santander.com.br/prospectos

HSBC BANK BRASIL S.A. - BANCO MÚLTIPLO

Avenida Brigadeiro Faria Lima, 3.064, 4o. andar, São Paulo, SP
FAO: Regina Pinheiro
Tel.: (11) 3847.5482 - Fax: (11) 3847-5479
E-mail: rpinheiro@hsbc.com.br
URL: www.hsbc.com.br/para-empresa/investimentos/mercado-capitais-domesticos.shtml

• Contracted Coordinator

BANCO ABC BRASIL S.A.

Avenida Juscelino Kubitscheck, 1.400, 5o. andar, 04543-000, São Paulo, SP
FAO: João Carlos Gonçalves da Silva
Tel.: (11) 3170-2289 - Fax: (11) 3170-2082
E-mail: joão.silva@abcbrasil.com.br
URL: www.abcbrasil.com.br

5. TRUSTEE
OLIVEIRA TRUST DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.
Avenida das Américas, 500, Bloco 13, Grupo 205, 22640-010, Rio de Janeiro, RJ
Tel.: (21) 2493-7003 - Fax: (21) 2493-4746
E-mail: agente@oliveiratrust.com.br
URL: www.oliveiratrust.com.br

6. LEAD BANK AND UNDERWRITER FOR THE DEBENTURES BANCO BRADESCO S.A.
Cidade de Deus - Vila Iara, Osasco, SP

7. OTHER INFORMATION
For more details of the Issue and the Debentures, interested parties should go to the CVM or the headquarters of the Issuer, at the addresses shown below, or to the Lead Coordinator, the Coordinators or Contracted Coordinator, at the addresses indicated in Item 4 above.

• BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
Rua Sete de Setembro, 111 - 5o. andar, Rio de Janeiro, RJ
Rua Formosa, 367 - 20o. andar, São Paulo, SP

• NET SERVIÇOS DE COMUNICAÇÃO S.A.
Rua Verbo Divino, 1.356, 1o. andar, Chácara Santo Antônio
São Paulo, SP - CEP: 04719-002
Tel.: (11) 5186-2785
FAO: Leonardo Porciúncula Gomes Pereira
URL: www.netservicos.com.br

The Definitive Prospectus is available to interested parties at the CVM for consultation and copying only.

Printed copies of the Definitive Prospectus are available to interested parties to collect from the addresses of the Issuer, the Lead Coordinator, the Coordinators and the Contracted Coordinator indicated in this opening announcement.

An electronic version of the Definitive Prospectus is available for consultation and copying at the URL

(a) of the Issuer www.netservicos.com.br;
(b) of the Lead Coordinator: www.itaubba.com.br;
(c) of the Coordinators: (i) www.unibanco.com.br/prospectos,

(ii) www.shopinvest.com.br; (iii) www.santander.com.br/prospectos; (iv) www.hsbc.com.br/para-empresa/investimentos/mercado-capitais-domesticos.shtml;

(d) of the Contracted coordinator: www.abcbrasil.com.br;
(e) of CVM: www.cvm.gov.br;
(f) of CETIP: www.cetip.com.br; and
(g) of Bovespa: www.bovespa.com.br.

Date of Initial Distribution of Debentures: September 14, 2005.

The Issue was previously submitted to the CVM and registered under no. CVM/SRE/DEB/2005/042, on September 13th, 2005.

Registration of the offer does not imply that the CVM guarantees the truthfulness of information provided or in judgement about the quality of the issuer, as well as on the debentures to be distributed.

ANBID

"This public offering was compiled in accordance with the provisions of the Self-Regulatory Code of ANBID for Public Offers of Securities and Equities registered in the 5th Notary Registration Office for Securities and Documents of the State of Rio de Janeiro under no. 497585, and complies with the minimum standards for information set by the latter; ANBID takes no responsibility for said information, the quality of the issuer/offeror, the participating institutions or the securities and equities in the offer".

Lead Coordinator
BANCO ITAÚ BBA S.A.

COORDINATORS
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
BANCO BRADESCO S.A.
BANCO SANTANDER BRASIL S.A.
HSBC BANK BRASIL S.A. - BANCO MÚLTIPLO

Contracted coordinator
BANCO ABC BRASIL S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.